Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or as to what action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, as amended, if you are resident in the United Kingdom, or if you are taking advice in another jurisdiction, from an appropriately authorised independent professional adviser.

If you have sold or otherwise transferred all of your shares in Tiziana Life Sciences plc you should deliver this document together with the enclosed Form of Proxy as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. However, this document and any accompanying documents should not be sent or transmitted in, or into, any jurisdiction where to do so might constitute a violation of local securities law or regulations. If you have sold or otherwise transferred only part of your holding of your shares, please consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

TIZIANA LIFE SCIENCES PLC

(Incorporated and registered in England and Wales with registered number 03508592)

Demerger of Accustem Sciences Limited

Capital reduction and cancellation of share premium account

and

Notice of General Meeting

All of the Accustem Shares which are to be issued pursuant to the Demerger are to be issued to holders of Tiziana Shares on the Tiziana Share Register at the Demerger Record Time and no Accustem Shares have been marketed to, nor are any available for purchase, in whole or in part, by the public in the UK or elsewhere in connection with Demerger.

This document has been prepared in connection with the Demerger and, unless the context otherwise requires, assumes that the Demerger Resolution and the Capital Reduction Resolution in the Notice of Meeting at the end of this Circular will be passed at the General Meeting to be held at 11.00 a.m. on 2 October 2020 and that the Demerger is effected.

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of the Company which is set out in Part I of this document and which recommends that you vote in favour of the Resolutions to be proposed at the General Meeting referred to below.

Notice of a General Meeting of the Company to be held as a virtual online meeting on 2 October 2020 at 11:00 a.m. is set out at the end of this document. A Form of Proxy for use at the meeting is enclosed with this document and should be returned as soon as possible and in any event so as to be received at the office of the Company’s registrars by not later than 11:00 a.m. on 30 September 2020. Completion and posting of the Form of Proxy will not prevent a shareholder from attending the General Meeting or from voting in the poll at the General Meeting.

How to vote

Your votes matter. If you cannot attend, please vote your shares by appointing a proxy. You can vote online at www.signalshares.com or by returning a paper proxy instruction if you received a hard-copy proxy form.

All voting at the General Meeting will be held as a poll in accordance with the provisions of our articles of association, so you can rest assured that your vote will count. You will be able to submit a poll card (if you wish to change your vote or have not voted prior to the meeting) in the meeting. Instructions on how to do this will be given on the meeting platform. When submitting a poll card at the meeting please ensure that your email application is open when you click on the “submit” button on the poll card to ensure an automated response email is generated.

How to speak

If you wish to raise a question at the Annual General Meeting, we ask that you submit your question in advance. We would politely remind you that the Directors will not answer questions relating to the individual rights of shareholders at the General Meeting itself, but if you wish to submit such a question by email, we will respond to the extent we are able.

If you chose to submit a question, we will confirm to you at least 48 hours in advance of the meeting that the question will be addressed. Unless you specifically request otherwise, the Chairman will put your question to the meeting and identify you by name as the person who has put the question (in the same way as he would ask you to identify yourself at an in-person meeting). Conducting the meeting in this way will allow everyone present to clearly hear the question.

In addition, there will be a short period at the start of the meeting for additional questions, but we would be very grateful if any matters could be raised in advance, as this will enable questions to be dealt with expediently.

Questions on the day will be taken by shareholders using the electronic “raise your hand” feature or typing their question into the Q&A box in the meeting. You will be kept on mute by the meeting host unless and until you are invited to ask your question(s).

Please submit any questions by email to info@tizianalifesciences.com with the subject line “GM Question”.

This Circular does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

This Circular does not constitute a prospectus or prospectus equivalent document.

Copies of this document will be available for collection, free of charge, for a period of one month from the date of this document, at the Company’s registered office during normal business hours (Saturdays, Sundays and public holidays excepted) and at the Company’s website, www.tizianalifesciences.com.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document and/or the accompanying Form of Proxy comes should inform themselves about and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities law of any such jurisdiction. In particular, this document should not be distributed, forwarded to or transmitted in or into the United States, Canada, Japan, the Republic of South Africa, New Zealand or Australia.

THE CONTENTS OF THIS DOCUMENT ARE NOT TO BE CONSTRUED AS LEGAL, FINANCIAL OR TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN SOLICITOR, INDEPENDENT FINANCIAL ADVISER OR TAX ADVISER FOR LEGAL, FINANCIAL OR TAX ADVICE.

None of the Accustem Shares, as described in this document, have been registered under the securities laws of any other territory other than those pertaining to the United Kingdom.

If you have any queries please contact the Company’s registrars, Link Group, on 0371 664 0300 if calling from the United Kingdom, or +44 (0) 371 664 0300 if calling from outside of the United Kingdom, or email Link Group at enquiries@linkgroup.co.uk. Calls will be charged at local rate. Calls outside the United Kingdom will be charged at the applicable international rate. The lines are open between 9.00 a.m. – 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. Link Group cannot provide advice on the merits of the proposals nor give any financial, legal or tax advice.

FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute forward-looking statements. The forward-looking statements contained herein include statements about the expected effects of the Capital Reduction and the Demerger, the expected timing and scope of the Capital Reduction and the Demerger and other statements other than in relation to historical facts. Forward-looking statements are statements which contain, without limitation, words such as “intends”, “anticipates”, “targets”, “estimates”, “believes”, “should”, “plans”, “will”, “expects” and similar expressions or statements that are not historical facts. The statements are based on the assumptions and assessments by the Board and are naturally subject to uncertainty and changes in circumstances. By their nature, forward-looking statements involve risk and uncertainty and the factors described in the context of such forward-looking statements in this document could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, local and global political and economic conditions, future revenues of the Company being lower than expected, expected cost savings from the Capital Reduction and the Demerger or other future transactions not being realised fully or in line with expected timeframes, competitive pressures in the industry increasing, foreign exchange rate fluctuations and interest rate fluctuations (including those from any potential credit rating decline) and legal or regulatory developments and changes. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.

Neither the Company, nor any of its respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied by any forward-looking statements contained herein will actually occur. Other than in accordance with their legal or regulatory obligations (including under the AIM Rules, Market Abuse Regulation, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the City Code on Takeovers and Mergers), the Company is not under any obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

KEY STATISTICS

Tiziana Shares

Number of Tiziana Shares of £0.03 in issue at the date of this document	191,159,823

Expected number of Accustem Shares to be issued*	191,159,823

Ratio of Accustem Shares to Tiziana Shares	1:1

Company’s residual holding of Accustem Shares following the Demerger	Nil

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Publication of this document	16 September 2020

Latest time and date for receipt of Forms of Proxy for the General Meeting	11.00 a.m. on 30 September 2020

General Meeting	11.00 a.m. on 2 October 2020

Expected date of High Court hearing to confirm the Capital Reduction	27 October 2020

Expected effective date for the Capital Reduction	29 October 2020

Latest time and date for transfers of Tiziana Shares to be registered in order for the transferee to be registered at the Record Date	6:59 a.m. on 30 October 2020

Record Date for the Accustem Entitlement	7.00 a.m. 30 October 2020

Expected date for completion of the Demerger	30 October 2020

Expected date for the allotment of shares in the capital of Accustem Sciences Limited to Shareholders**	30 October 2020

Ex entitlement date for the Accustem Entitlement	2 November 2020

Notes:

1.	Each of the times and dates set out in the above timetable and mentioned in this document is subject to change by the Company, in which event details of the new times and dates will be notified by an appropriate announcement to a Regulatory Information Service.

2.	References to times in this document are to London times unless otherwise stated.

3.	All events in the above timetable following the holding of the General Meeting are conditional upon: (i) the passing of the Resolutions; (ii) approval of the Capital Reduction by the High Court; and (iii) registration of the High Court Order confirming the Capital Reduction with the UK Registrar of Companies.

*	This figure does not allow for the issue of further Tiziana Shares in the event that any existing Tiziana warrants and/or options are exercised after the date of this document but prior to the Record Date. Any options or warrants to acquire new Tiziana Shares exercised after the Record Date will not be eligible to receive Accustem Shares.

**	The Accustem Shares will be allotted to Tiziana Shareholders upon completion of the Demerger, however, no share certificates will be issued or CREST accounts credited until the earlier of (i) the admission of Accustem Shares to trading on the Official List ; and (ii) 2 months following the date of allotment. This is to avoid shareholders being issued with shares which are not transferable and which will not be CREST eligible at the time of completion of the Demerger.

DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

Act	the Companies Act 2006

Accustem	Accustem Sciences Limited, a company incorporated in England and Wales with registered number 12647178 and wholly owned by Planwise Group Limited as at the date of this document

Accustem Admission	the proposed applications for the admission of Accustem Shares to the standard segment of the official list of the FCA and to trading on the London Stock Exchange

Accustem Shareholders	the holders of Accustem Shares

Accustem Shares	the ordinary shares of £0.01 each in the capital of Accustem

AIM	AIM, a market operated by the London Stock Exchange

AIM Rules	the rules of AIM as set out in the publication entitled ‘AIM Rules for Companies’ published by the London Stock Exchange from time to time

Articles	the articles of association of Accustem to be adopted prior to completion of the Demerger

Board of Directors or the Board	the board of directors of the Company as at the date of this document, comprising Gabriele Cerrone, Dr Kunwar Shailubhai, Willy Simon and John Brancaccio

Capital Reduction	the proposed reductions of the Share Premium Account as described in paragraph 6 of Part II of this document

Capital Reduction Resolution	the special resolution to reduce the Share Premium Account

Circular or this document	this document

City Code	the City Code on Takeovers and Mergers

Company	Tiziana Life Sciences plc, a company incorporated in England and Wales with registered number 03508592

CREST	the relevant system (as defined in the CREST Regulations) in respect of which Euroclear is the Operator (as defined in the CREST Regulations)

CREST Regulations	the Uncertified Securities Regulations 2001 (SI 2001/3755), as amended

Demerger	the demerger of all of Accustem to the Participating Shareholders as described in paragraph 5 of Part II of this document

Demerger Dividend	The issue of Accustem Shares to the Participating Shareholders

FCA	the UK Financial Conduct Authority

Forms of Proxy	the form or forms of proxy accompanying this document relating to the General Meeting

HMRC	Her Majesty’s Revenue and Customs

Independent Directors	Willy Simon, John Brancaccio and Dr Kunwar Shailubhai

Issued Share Capital	the issued share capital of the Company as at the date of this document, being 191,159,823 Tiziana Shares

General Meeting	the general meeting of the Company to be held at 11:00 a.m. on 2 October 2020 notice of which is set out at the end of this document, and including any adjournment(s) thereof

London Stock Exchange	London Stock Exchange plc

Notice of General Meeting	the notice of General Meeting, set out in Part VI of this document

Overseas Shareholders	those Tiziana Shareholders with registered addresses outside the UK or who are incorporated in, registered in or otherwise resident or located in, countries outside the UK

Participating Shareholders	holders of the Tiziana Shares on the Record Date

Proposals	together, the Capital Reduction and the Demerger

Record Date	30 October 2020

Registrars	Link Group, a trading name of Link Market Services Limited of The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU

Regulatory Information Service	has the meaning given in the AIM Rules

Resolutions	the resolutions to be proposed at the General Meeting which are set out in full in the Notice of General Meeting

StemPrintER Sciences	StemPrintER Sciences Limited, a company incorporated in England and Wales with registered number 12856894 and wholly owned by the Company as at the date of this document

Share Premium Account	the share premium account of the Company

Tiziana Shareholders	the holders of the Tiziana Shares at the Record Date

Tiziana Shares	the ordinary shares £0.03 each in the capital of the Company

UK or United Kingdom	the United Kingdom of England, Scotland, Wales and Northern Ireland

part I

LETTER FROM THE CHAIRMAN

TIZIANA LIFE SCIENCES PLC

(Incorporated and registered in England and Wales with registered number 03508592)

Registered office:
3rd Floor
11-12 St James’s Square
London
SW1Y 4LB

Directors:

Gabriele Cerrone (Chairman)
Dr Kunwar Shailubhai (Chief Executive Officer and Chief Scientific Officer)
Willy Simon (Non-executive Director)
John Brancaccio (Non-executive Director)

16 September 2020

Dear Shareholder

Proposed Capital Reduction and Demerger (and related issues)

1.	Introduction

Following a strategic review of the Company’s clinical trial programs and core focus, the Company announced its intention to demerge its StemPrintER and SPARE genomics-based personalised medicine business into Accustem, a new separate, independent listed company.

The objective of the Demerger is to maximise value to Tiziana Shareholders through the further commercialisation of StemPrintER and its assets and intellectual property in a new vehicle.

The purpose of this document is to set out the background to and reasons for the Demerger, explain why the Board believes that the Proposals are in the best interests of Tiziana Shareholders as a whole and detail the Resolutions to be put to the Tiziana Shareholders at the General Meeting to be held at 11.00 a.m. on 2 October 2020. The formal Notice of the General Meeting is set out at the end of this document.

2.	Background to StemPrinter and SPARE

(a)	Overview

StemPrintER, and its next generation derivative SPARE, which combines StemPrintER with two clinical markers, namely lymph nodal status and tumour size, in a more refined risk model, is a multi-gene prognostic assay intended for the prediction of the risk of recurrence in luminal, ER+/HER2- breast cancer patients, based on the detection of 20 cancer stem cell markers normalised to 4 housekeeping genes. The assay has been evaluated in an initial retrospective validation study using a consecutive cohort of approximately 2,400 patients with breast cancer.

Endocrine receptor-positive (ER+) breast cancers constitute the majority of breast cancer cases (~75-80%) and display remarkable variability in clinical behaviour. This heterogeneity makes prognosis and therapy response often challenging to predict using the standard clinicopathological features of the tumour. Although the overall prognosis for this group of patients is good, a significant proportion (>20%) of these women will experience distant recurrence in the first 10 years post-surgery. For ER+ patients who also have a negative HER2 status (HER2-), the standard of care is endocrine therapy with the addition of adjuvant chemotherapy in those patients considered to be at risk of recurrence according to clinicopathological parameters. However, it has become apparent that these parameters are often insufficient to predict risk of recurrence in ER+/HER2- breast cancer patients, and, as a consequence, a significant proportion of these patients are either over- or under-treated. Multigene prognostic tests can assist decision making on treatments, differentiating low risk patients who could be safely be spared chemotherapy from higher risk patients who might benefit from chemotherapy.

The Company anticipates this in-vitro prognostic test to be used in conjunction with clinical evaluation to identify those patients at increased risk for early and/or late metastasis. StemPrintER is designed to help physicians distinguish ER+/HER2 negative patients. StemPrintER has a novel biological basis to detect cancer stem cell markers. The assay uses a reliable qRT-PCR, FFPE platform for testing. StemPrintER has been evaluated in an initial retrospective validation study using a consecutive cohort of approximately 2400 patients with breast cancer. The Company is preparing to launch a retrospective validation study using an independent cohort to continue further development of StemPrintER.

(b)	Background

The identification and development of multigene assays for accurate prognostication of individual breast cancer patients has represented an expanding area of research for more than a decade. In this context, it has become progressively clear that biomarkers for the prediction of clinical outcome should be able to interrogate the underlying biology of the tumours of individual breast cancer patients. The increasingly recognised relevance of cancer stem cells to breast cancer heterogeneity and disease course suggests that the knowledge of the “degree of stemness” of a breast cancer might substantially advance individualised patient management.

StemPrintER was developed to be a novel genomic predictor based on a cluster of 20 stem cell genes whose high expression levels were capable of identifying a homogeneous group of patients with adverse clinical outcome in the meta-analysis of four distinct public breast cancer datasets.

(c)	Summary of clinical research history

Through validation studies in a large prospective-retrospective cohort of breast cancer patients with high-quality follow-up, and functional prospective studies based on the use of fresh tumour samples from an additional consecutive series of breast cancer patients, it was established that our 20-gene SC-based assay:

(i)	predicts the individual likelihood to develop distant metastasis in breast cancer, in particular in triple negative breast cancer and Luminal ER+/HER2- breast cancer cancers;

(ii)	does so, most likely, by interrogating the number and biological characteristics of their cancer stem cells. Of note, our genomic predictor comprises a set of genes that do not belong (with one exception) to any other genomic tool or molecular classifier described for triple negative breast cancer and Luminal Breast Cancers.

The Company accordingly believes that the result of the research is the development of a unique tool capable of probing into the “degree of stemness”, and hence into the clinical outcome, of breast cancers.

Initial research focussed on genes discriminating mammary analogue secretory carcinomas from progenitors in the normal gland. Only those genes that were expressed at higher levels in mammary analogue secretory carcinomas vs. progenitors were selected. Selection criteria was based on the preface that:

(i)	cancer stem cells might display traits reminiscent of those present in normal mammary analogue secretory carcinomas;

(ii)	since cancer stem cells are rare, the selection of overexpressed genes (mammary analogue secretory carcinomas vs. progenitors) afforded a higher likelihood of scoring differences, with respect to under-expressed genes.

Accordingly, the findings have important potential implications from both the biological and clinical perspective.

(d)	Scientific background

Based on existing published research, several of the 20 genes display evident connection to metastatic dissemination through their role in matrix degradation, migration, invasion and engraftment (e.g. MMP1, SNF, MIEN1, PHLDA2, EPB41L5). For other genes (RACGAP1, H2AFZ, H2AFJ, APOBEC3B, CENPW, TOP2A CDK1), it was considered possible, or even probable, that they were significant in the establishment of cancer stem cells phenotypes and might be linked to involvement in genomic instability, which could be reasonably hypothesized based on their role in processes, such as DNA replication and repair, chromatin remodelling and mitotic control of chromosome segregation.

A final set of genes, whose putative role in metastasis is less obvious, might be linked – directly or indirectly - to the development of adaptive plastic responses required for cancer stem cells to withstand and survive in hostile environmental conditions, such as hypoxia and nutrient deprivation, both at the primary tumour and metastatic site level, and/or to resist hormonal or chemotherapy treatments, often in the broader context of the activation of an epithelial-to-mesenchymal transition (EMT) program. These genes include those involved in: (a) metabolism reprogramming and mitochondrial physiology (MRPS23, NDUFB10, PHB); (b) mRNA ribonucleoparticle biogenesis, mRNA transcription, splicing and export, and RNA processing and degradation events (ALYREF, EXOSC4); and (c) survival/escape from apoptosis, which is connected to resistance to hormonal and/or chemotherapy through hijacking of signalling pathways, such as TGF-beta and PI3K-AKT-mTOR (NOL3, LY6E, EIF4EBP1). Additional evidence for a mechanistic link between the 20 genes and the cancer stem cell phenotype comes from the observation that these genes are frequently overexpressed in breast cancer, sometimes as a consequence of gene amplification.

Whilst further studies may be needed to establish whether the genes comprised in the signature are causal in the determination and/or maintenance of cancer stem cells in breast cancers, and possibly of their metastatic potential, the ability of the 20-gene signature to predict DM in triple negative breast cancer and Luminal breast cancer patients also support the proposition that the metastatic potential of individual breast cancers can be traced back to the molecular characteristics of a rare subpopulation of tumour cells that display cancer stem cell traits.

(e)	Clinical management tool

From a clinical standpoint, although future studies in independent retrospective and/or prospective breast cancer patient cohorts are warranted to increase the level of clinical evidence of the reliability and transportability of our 20-gene SC-based genomic tool, and in light of the recent study at the Royal Marsden Hospital in London, the results of the research have immediate relevance to the clinical management of breast cancer patients, in particular for the subgroup of ER+/HER2- Luminal breast cancer patients. These patients represent the majority (~75%) of the cases and display high molecular heterogeneity and variability in their clinical behaviour. Accordingly, Luminal breast cancer patients can greatly benefit from accurate stratification of their risk of recurrence, for the administration of the optimal therapy, while avoiding under- or over-treatment.

Based on the 20-gene stem cell signature - StemPrintER, is a specific risk model for Luminal breast cancer. StemPrintER is an independent predictor of both early and late metastasis. This places StemPrintER among the more recently developed second generation multi-gene assays, such as Prosigna, breast cancer, and EndoPredict, which have been shown to outperform first generation breast cancer prognostic tests - e.g., Oncotype DX and Mammaprint - in the prediction of the risk of late recurrence (5–10 years post-surgery).

In particular, StemPrintER predicts early metastasis in lymph node-negative breast cancer patients, and both early and late metastasis in lymph node-positive breast cancer patients. Accordingly, the Company considers that StemPrintER could have immediate clinical application as a tool to tailor the administration of adjuvant chemotherapy, in addition to the standard endocrine therapy, in those Luminal breast cancer patients at high risk of early recurrence, while sparing unnecessary chemotherapy to low risk patients.

In addition, StemPrintER could also represent a valuable tool to identify Luminal breast cancer patients at high risk of late recurrence, who might benefit from prolongation of endocrine therapy beyond the standard 5 years of treatment. This is an important issue in the clinical management of ER+/HER2- Luminal breast cancer patients, who remain at persistent risk of recurrence for at least 15–20 years, with >50% of relapses and more than two-thirds of deaths occurring >5 years after the original diagnosis. However, while continuation of endocrine therapy reduces the proclivity to develop late recurrences, its benefits must be weighed against side effects and quality of life, avoiding overtreatment through accurate patient stratification.

(f)	Recent developments

A team of scientists from the European Institute of Oncology in Milan conducted a head-to-head comparison of StemPrintER with Oncotype DX in collaboration with the Royal Marsden Hospital and Queen Mary University in London.

The results demonstrated the StemPrintER outperforms Oncotype DX in 10-year risk prediction in more than 800 ER+/HER2- postmenopausal breast cancer patients in the analysis, including in lymph node-negative (N0) and 1 to 3 lymph node-positive (N1-3) patients.

StemPrintER also significantly (p<0.0001) stratified high vs. low risk groups when adjusted for clinical parameters as expressed by clinical treatment scores (CTS).

StemPrintER demonstrated am approximately 20% superiority to the traditional clinicopathological parameters, as expressed by the CTS, in providing prognostic information for the more than 1,800 patients analyzed and in certain populations was demonstrated to be up to 40-50% more accurate.

Investigators found that SPARE added substantial prognostic information to CTS, but the inverse was not proven to be the case.

The Demerger will allow Accustem to continue the commercialisation efforts of the StemPrintER platform technology as a separate listed company with cash reserves of approximately £1.0 million. The Board believes the Demerger to be in the best interests of the Company and Tiziana Shareholders.

The profits attributable to the StemPrinter and SPARE assets are a cumulative loss before tax of £2,068,247 million since the original acquisition of the StemPrinter licence; these costs all relate to research and development work undertaken in the project.

3.	Background to and legal process to give effect to the Demerger

The Demerger will be implemented by Tiziana declaring a dividend in specie on the Tiziana Shares equal to the book value (of approximately £3.07m) of Tiziana’s shareholding in StemPrintER Sciences, the entity within the Tiziana group which holds all of the assets and intellectual property relating to StemPrintER and SPARE and £1.0 million in cash.

The dividend in specie will be satisfied by the transfer by Tiziana to Accustem of the shares in StemPrintER Sciences. In return for this transfer, Accustem will allot Accustem Shares to Tiziana Shareholders who are registered on the Tiziana Share Register at the Demerger Record Time, on the basis of one Accustem Share for each Tiziana Share held by them at that time, save that the number of Accustem Shares to be allotted to the initial subscriber in Accustem (who is, and will at the Demerger Record Time continue to be, a Tiziana Shareholder) will be reduced by the number of Accustem Shares already held by them so that, upon the Demerger becoming effective, each Tiziana Shareholder (including the initial subscriber in Accustem) will hold one Accustem Share for each Tiziana Share held at the Demerger Record Time.

It is intended that holders of warrants and options over Tiziana Shares will be granted equivalent instruments in respect of Accustem Shares as a part of the Demerger.

The foregoing requires, amongst other things, the approval of Tiziana Shareholders of the Demerger Resolution and the Capital Reduction Resolution to be proposed at the General Meeting.

Please note, whilst the Accustem Shares will be allotted on the completion of the Demerger, it is unlikely that the process to obtain a standard listing on the Official List and admission to trading on the London Stock Exchange will be complete by the date of completion of the Demerger. Accordingly, no Accustem Shares will be actually issued (or CREST accounts credited or Accustem ADSs issued) until the earlier of (i) Accustem Admission; and (ii) 2 months from the date of the completion of the Demerger. This is to prevent the issue of large numbers of physical share certificates which would then need to be replaced or dematerialised upon Accustem Admission.

Further details of the Demerger are set out in Part III (Some Questions and Answers on the Demerger) of this document.

4.	Board structures and corporate governance

As at the date of this document the directors of Accustem, all of whom are non-executive, are:

Name	Position
Gabriele Cerrone	Non-Executive Chairman
Dr Kunwar Shailubhai	Non-executive director
Willy Simon	Senior Non-executive director
John Brancaccio	Non-executive director

None of the non-executive directors of Accustem can be regarded as independent for the purposes of the UK Corporate Governance Code due to them also being directors of Tiziana. It is anticipated that at least one new independent director will join the board of Accustem upon Accustem Admission.

The directors of Tiziana as at the date of this document are set out at the beginning of this letter.

5.	Related Party Transactions

The Demerger constitutes a related party transaction under Rule 13 of the AIM Rules with Gabriele Cerrone, as a director and substantial shareholder of the Company, and Dr Kunwar Shailubhai, in his capacity as a director and shareholder of the Company “Related Parties”, as both will receive Accustem Shares in amounts equal to their shareholdings in the Company on completion of the demerger. Based upon the Related Parties’ shareholding in the Company as at the date of this document, upon completion of the Demerger, the Related Parties will have the following holdings in each of the Company and Accustem:

	Current holding of Tiziana Shares	% of current holding of Tiziana Shares	Expected % of issued share capital of the Company following the Demerger	Expected % of issued share capital of Accustem following the Demerger

Pannetta Partners Limited	691,521	0.36%	691,521	0.36%

Planwise Group Limited	63,680,404	33.42%	63,680,404	33.42%

Dr Kunwar Shailubhai	5,000	0.002%	5,000	0.002%

Note:

The above figures assume no changes to the underlying holdings of the named shareholders after publication of this document and before the Record Date.

Willy Simon and John Brancaccio are deemed to be independent of the Demerger for the purposes of Rule 13 of the AIM Rules. The Independent Directors, having consulted with the Company’s nominated adviser, Cairn Financial Advisers LLP, consider that the terms of the Demerger referred to above are fair and reasonable in so far as the Tiziana Shareholders are concerned.

6.	Share Option Schemes

The Demerger will have no effect on the share option schemes of the Company. However, it is intended that holders of options over Tiziana Shares under such schemes will be granted similar instruments in respect of Accustem Shares as a part of the Demerger.

7.	Taxation

There should be generally no tax liabilities under normal capital gains tax or income tax on dividend rules for UK resident Tiziana Shareholders arising from the proposed transactions.

Details and risk factors of the UK tax treatment are set out in Part V of this document (Taxation). Shareholders who are Venture Capital Trusts or have other privileged tax treatment should confirm their specific position, as further detailed in Part V.

If shareholders are in any doubt about their tax position or are subject to tax in a jurisdiction other than the UK, they should consult a professional adviser. The absence of any reference to the tax consequences of the Demerger for Tiziana Shareholders who are subject to tax in any other particular jurisdiction should not be taken to imply that the implementation of the Demerger might not have adverse tax consequences for such Tiziana Shareholders.

8.	Listing on the Main Market and dividends

Following the Demerger, it is expected that the Accustem Shares will have a standard listing on the Official List and be admitted to trading on the London Stock Exchange. The Tiziana Shares will retain their AIM listing but a process is underway to seek admission to the standard segment of the Official List and trading on the London Stock Exchange. The Demerger is expected to become effective on 30 October 2020 and it is expected that Accustem Admission will occur later in Q4, 2020.

It is not currently anticipated that either Tiziana or Accustem will pay dividends. Both entities are pre-revenue and engaged in ongoing research and development activities.

9.	Overseas Shareholders

The implications of the Demerger for Overseas Shareholders may be affected by the laws of the jurisdiction in which they are resident or otherwise located. Overseas Shareholders should inform themselves about and observe all applicable legal requirements. It is the responsibility of any person into whose possession this document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the receipt of Accustem Shares pursuant to the Demerger, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction.

10.	Action to be taken

(a) Before the Meeting

A reply-paid Form of Proxy for use in connection with the General Meeting is enclosed with this document. Whether or not you intend to be present at the General Meeting, you are requested to complete, sign and return the Form of Proxy in accordance with the instructions printed thereon to the Company at the Company’s registrars as soon as possible and, in any event, not later than 11:00 a.m. on 30 September 2020, being 48 hours before the time of the General Meeting. The completion and return of the Form of Proxy will not preclude you from attending the General Meeting and voting in person should you subsequently wish to do so.

In the usual way we ask and encourage shareholders to vote for the General Meeting resolutions by appointing the Chairman as a shareholder’s proxy. Accordingly, shareholders are encouraged to complete the enclosed form of proxy (the “Form of Proxy”) and return it by email to info@tizianalifesciences.com or by post to Link Group (the “Registrars”), as soon as possible. To be valid, the Form of Proxy provided or other instrument appointing a proxy must be received by 11:00 a.m. on 30 September 2020, or in the case of shares held through CREST, via the CREST system.

In accordance with our articles of association, all of the voting at the meeting will be conducted on a poll and there will be no show of hands. This means that your votes will all be counted for all the shares that you have.

Please remember to submit any questions in advance in accordance with the instructions on page 3 by email to info@tizianalifesciences.com with the subject line “GM Question”.

If you wish to appoint a corporate representative, please contact the Registrars on: 0371 664 0300 if calling from the United Kingdom, or +44 (0) 371 664 0300 if calling from outside of the United Kingdom, or email the Registrars at enquiries@linkgroup.co.uk. Calls will be charged at local rate. Calls outside the United Kingdom will be charged at the applicable international rate. The lines are open between 9.00 a.m. – 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales. Link Group cannot provide advice on the merits of the proposals nor give any financial, legal or tax advice.

(b)       On the Day of the Meeting

The meeting takes place at 11:00 a.m. on 2 October 2020.

To join the meeting type (or paste) the following web address into your web browser:

https://mmitc.webex.com/mmitc/onstage/g.php?MTID=e894dcf3ca38abf090ec85df618926703

You will be asked to enter a password to gain access to the meeting. This code can be found on the bottom section of your proxy form or on the letter of availability (if you are a shareholder who has elected to receive electronic communications). If you received a proxy form please detach and keep this portion of the proxy form before returning the rest of the proxy form.

When the meeting opens at the appointed time, you will be able to see and hear the Chairman. The Chairman will open the meeting and address any questions that have been submitted in advance. There will then be a short opportunity to put any additional questions. Shareholders should indicate if they would like to ask a question using the electronic “raise your hand” feature or by typing their question into the Q&A box in the meeting. All attendees will remain muted by the host unless and until they are invited to ask a question.

The Chairman will then formally put the resolutions to the meeting and advise of the proxy votes received in advance.

The meeting will then formally close.

Shareholders will have the option to submit an electronic poll card to record their vote. If you (a) have already submitted a proxy instruction and do not wish to change your vote, or (b) do not wish to vote, you do not need to download or submit the poll card.

The voting facility will switch off 30 minutes after the close of the meeting.

The results of the meeting will be announced by RNS and posted to the Company’s website www.tizianalifesciences.com on the day of the meeting. The full poll results will also be published on this website at the same time.

The proposals can only be implemented if the Resolutions are approved by the requisite majority at the General Meeting and the Capital Reduction is confirmed by the High Court. It is therefore important that you either vote on the poll at the General Meeting or by proxy.

Shareholders are reminded that, if their Shares are held in the name of a nominee, only that nominee or its duly appointed proxy can be counted in the quorum at the General Meeting.

11.	Recommendation

The Board considers that the Proposals and the passing of the Resolutions to be proposed at the General Meeting are in the best interests of the Company and its Shareholders as a whole. Accordingly, the Board of Directors unanimously recommends that you vote in favour of the Resolutions set out in the Notice of General Meeting as the Board of Directors intend to do in respect of their own (and connected persons’) beneficial shareholdings.

Whether or not you are able to participate in the General Meeting, please read the Notice of General Meeting set out at the end of this document and the enclosed Form of Proxy, including the notes thereto, carefully to ensure you are able to record your votes in respect of the Resolutions to be proposed at the General Meeting.

Yours faithfully

Gabriele Cerrone

Executive Chairman

part II

BACKGROUND TO AND LEGAL PROCESS FOR THE DEMERGER

1.	Overview of the Demerger

The Demerger will be effected by Tiziana declaring a special dividend on the Tiziana Shares which will be satisfied by the transfer to Accustem of the entire issued share capital of StemPrintER Sciences Limited, the company to which all the relevant assets relating to StemPrintER have been transferred. In consideration for that transfer, Accustem will allot (and later issue) Accustem Shares, credited as fully paid up, to the holders of Tiziana Shares who are registered on the Tiziana Share Register at the Demerger Record Time on the basis of:

One Accustem Share

for each Tiziana Share

held by them at that time, save that the number of Accustem Shares to be allotted and issued to Planwise Group Limited will be reduced by the number of Accustem Shares already held by it so that, upon the Demerger becoming effective, all Tiziana Shareholders (including Planwise Group Limited) will hold one Accustem Ordinary Share for each Tiziana Ordinary Share held at the Demerger Record Time.

Tiziana Shareholders are being asked to approve the Demerger Dividend in accordance with the Company’s articles of association. The resolution approving the Demerger Dividend is set out in the notice of the Tiziana General Meeting.

Based on the number of Tiziana Shares in issue on 15 September 2020 (the latest practicable date prior to the publication of this document), plus an estimate of the maximum number of additional Tiziana Shares that may be issued prior to the Demerger Record Time as a result of the exercise of certain outstanding Tiziana options and warrants, up to 192,000,000 Accustem Shares are likely to be in issue immediately following completion of the Demerger.

It is intended that holders of warrants and options over Tiziana Shares will be granted similar instruments in respect of Accustem Shares as a part of the Demerger.

2.	Conditions

The Demerger is conditional on the following matters:

(a)	the approval by the Tiziana Shareholders of the Demerger Resolution and the Capital Reduction Resolution;

(b)	the Demerger Agreement having become unconditional and not having been terminated; and

(c)	the Capital Reduction taking effect.

It should be noted that, although it is currently Tiziana’s intention that the Demerger should be concluded, Tiziana is entitled to decide not to proceed with the Demerger at any time prior to the Demerger Effective Time if it determines that it would not be in the interests of the Tiziana Shareholders. The Demerger is not conditional on Admission.

3.	Reasons for the cancellation of the Share Premium Account

The Company is generally precluded from the payment of any dividends or other distributions or the redemption or buy back of its shares in the absence of sufficient distributable reserves.

The Share Premium Account currently stands at approximately £83.33 million. As at 30 December 2019, the Company had a retained earnings deficit of approximately £69.07 million. It is proposed that £4,000,000 of the Share Premium Account be cancelled and that sum be applied in the creation of a special distributable reserve to effect the special dividend.

The purpose of the cancellation of the Share Premium Account is accordingly to create a distributable reserve in the Company to facilitate the special dividend to shareholders. As the Company currently has negative distributable reserves, it is prohibited from returning money to its shareholders including by way of dividends or carrying out buybacks of the Company’s shares. The proposed cancellation of the Share Premium Account will create a sufficient distributable reserve to enable the special dividend to be made.

If the cancellation of the Share Premium Account is approved by the Tiziana Shareholders at the General Meeting, it will be subject to the scrutiny of, and confirmation by, the High Court to ensure that the interests of existing creditors are protected and, subject to that confirmation and registration by the Registrar of Companies of the order of the High Court, is expected to take effect by 29 October 2020. Assuming that there is no material change in the financial position or prospects of the Company, and subject to any undertakings which the Company may be required to offer the High Court for the protection of creditors, the Board anticipates that the cancellation of the Share Premium Account will result in the creation of a special distributable reserve of £4,000,000.

4.	Accustem Shares

It is intended that Accustem Shares will be registered in CREST in advance of their distribution to Participating Shareholders upon Accustem Admission. The directors of Accustem have confirmed to the Company that they intend to maintain regular communication with its shareholders through Accustem’s website with regular news releases and updates on business development and performance.

Tiziana Shareholders’ attention is drawn to the Risk Factors set out in Part IV of this document which highlight the consequences of owning the Accustem Shares directly rather than indirectly through their shareholdings in the Company and the differences between holding these shares as a private limited company and through a public company whose shares are listed on AIM.

A summary of the rights attaching to the Accustem Shares, pursuant to the articles of association of Accustem to be adopted prior to completion of the Demerger, follows:

(a)	Share capital

Accustem’s existing issued share capital currently consists of Accustem Shares.

Accustem may issue shares with such rights or restrictions as may be determined by ordinary resolution, including shares which are to be redeemed, or are liable to be redeemed at the option of Accustem or the holder of such shares.

(b)	Voting

Accustem Shareholders have the right to receive notice of, and to vote at, general meetings of Accustem. Each Accustem Shareholder who is present in person (or, being a corporation, by representative) at a general meeting on a show of hands has one vote and, on a poll, every such holder who is present in person (or, being a corporation, by representative) or by proxy has one vote in respect of every share held by such Accustem Shareholder.

(c)	Variation of rights

Whenever the share capital of Accustem is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class and may be so varied and abrogated whilst Accustem is a going concern or during or in contemplation of a winding up.

(d)	Dividends

Accustem may, subject to the provisions of the Act and the Articles, by ordinary resolution from time to time declare dividends to be paid to members not exceeding the amount recommended by the directors. Subject to the provisions of the Act in so far as, in the directors’ opinions, Accustem’s profits justify such payments, the directors may pay interim dividends on any class of shares.

Any dividend unclaimed after a period of 12 years from the date such dividend was declared or became payable shall, if the directors resolve, be forfeited and shall revert to Accustem. No dividend or other moneys payable on or in respect of a share shall bear interest as against Accustem.

(e)	Transfer of Accustem Shares

No transfers of Accustem Shares will be permitted until the earlier of Accustem Admission or the date falling two months after completion of the Demerger (the "Restricted Transfer Period").

After the Restricted Transfer Period, each member may transfer all or any of their shares which are in certificated form by means of an instrument of transfer in any usual form or in any other form which the directors may approve. After the Restricted Transfer Period each member may transfer all or any of their shares which are in uncertificated form by means of a ‘relevant system’ (i.e., the CREST System) in such manner provided for in, and subject to, the Regulations.

After the Restricted Transfer Period, the board of directors may, in its absolute discretion, still refuse to register a transfer of certificated shares unless:

(i)	it is for a share which is fully paid up;

(ii)	it is for a share upon which the Company has no lien;

(iii)	it is only for one class of share;

(iv)	it is in favour of a single transferee or no more than four joint transferees;

(v)	it is duly stamped or is duly certificated or otherwise shown to the satisfaction of the board to be exempt from stamp duty; and

(vi)	it is delivered for registration to the registered office of Accustem (or such other place as the board may determine), accompanied (except in the case of a transfer by a person to whom Accustem is not required by law to issue a certificate and to whom a certificate has not been issued or in the case of a renunciation) by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to prove the title of the transferor (or person renouncing) and the due execution of the transfer or renunciation by them or, if the transfer or renunciation is executed by some other person on their behalf, the authority of that person to do so.

After the Restricted Transfer Period, the directors may still refuse to register a transfer of uncertificated shares in any circumstances that are allowed or required by the Regulations and the CREST System.

(f)	Allotment of shares and pre-emption rights

Subject to the Act and to any rights attached to Accustem Shares, any share may be issued with or have attached to it such rights and restrictions as Accustem may by ordinary resolution determine, or if no ordinary resolution has been passed or so far as the resolution does not make specific provision, as the directors may determine (including shares which are to be redeemed, or are liable to be redeemed at the option of Accustem or the holder of such shares).

In accordance with section 551 of the Act, the directors may be generally and unconditionally authorised to exercise all the powers of Accustem to allot shares up to an aggregate nominal amount equal to the amount stated in the relevant ordinary resolution authorising such allotment.

The provisions of section 561 of the Act (which confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are paid up in cash) apply to Accustem except to the extent disapplied by special resolution of Accustem.

(g)	Alteration of share capital

Accustem may by ordinary resolution consolidate or divide all of its share capital into shares of larger nominal value than the Accustem Shares, or cancel any shares which, at the date of the ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the nominal amount of shares so cancelled or sub-divide its shares, or any of them, into shares of smaller nominal value.

Accustem may, in accordance with the Act, reduce or cancel its share capital or any capital redemption reserve or share premium account in any manner and with and subject to any conditions, authorities and consents required by law.

(h)	Directors

Unless otherwise determined by Accustem by ordinary resolution, the number of directors (other than any alternate directors) shall not be less than two, but there shall be no maximum number of directors.

Subject to the Articles and the Act, Accustem may by ordinary resolution appoint a person who is willing to act as a director and the board of directors shall have power at any time to appoint any person who is willing to act as a director, in both cases either to fill a vacancy or as an addition to the existing board.

At each annual general meeting of Accustem, all directors shall retire from office and may offer themselves for reappointment by the Accustem Shareholders by ordinary resolution.

Subject to the provisions of the Articles, the board of directors may regulate their proceedings as they think fit. A director may, and the secretary at the request of a director shall, call a meeting of the directors.

The quorum for a directors’ meeting shall be fixed from time to time by a decision of the directors, but it must never be less than two and unless otherwise fixed, it is two.

Questions and matters requiring resolution arising at a meeting shall be decided by a majority of votes of the participating directors, with each director having one vote. In the case of an equality of votes, the chair will only have a casting vote or second vote when an acquisition has been completed. The entering into any acquisition requires the consent of at least 75% of the directors’ present and entitled to vote.

The directors shall be entitled to receive such remuneration as the directors shall determine for their services to Accustem as directors and for any other service which they undertake for Accustem provided that the aggregate fees payable to the directors must not exceed £1,000,000 per annum. The directors shall also be entitled to be paid all reasonable expenses properly incurred by them in connection with their attendance at meetings of shareholders or class meetings, board or committee meetings or otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to Accustem.

The board of directors may, in accordance with the requirements in the Articles, authorise any matter proposed to them by any director which would, if not authorised, involve a director breaching their duty under the Act to avoid conflicts of interest.

A director seeking authorisation in respect of such conflict shall declare to the board the nature and extent of their interest in a conflict as soon as is reasonably practicable. The director shall provide the board with such details of the matter as are necessary for the board to decide how to address the conflict together with such additional information as may be requested by the board.

Any authorisation by the board will be effective only if:

(i)	to the extent permitted by the Act, the matter in question shall have been proposed by any director for consideration in the same way that any other matter may be proposed to the directors under the provisions of the Articles;

(ii)	any requirement as to the quorum for consideration of the relevant matter is met without counting the conflicted director and any other conflicted director; and

(iii)	the matter is agreed to without the conflicted director voting or would be agreed to if the conflicted director’s and any other interested director’s vote is not counted.

Subject to the provisions of the Act, every director, secretary or other officer of Accustem (other than an auditor) is entitled to be indemnified against all costs, charges, losses, damages and liabilities incurred by them in the actual purported exercise or discharge of their duties or exercise of their powers or otherwise in relation to them.

(i)	General meetings

Accustem must convene and hold annual general meetings in accordance with the Act.

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chair of the meeting which shall not be treated as part of the business of the meeting. Save as otherwise provided by the Articles, two shareholders present in person or by proxy and entitled to vote shall be a quorum for all purposes.

(j)	Borrowing powers

Subject to the Articles and the Act, the board may exercise all of the powers of Accustem to:

(i)	borrow money;

(ii)	indemnify and guarantee;

(iii)	mortgage or charge;

(iv)	create and issue debentures and other securities; and

(v)	give security either outright or as collateral security for any debt, liability or obligation of Accustem or of any third party.

(k)	Capitalisation of profits

The directors may, if they are so authorised by an ordinary resolution of the shareholders, decide to capitalise any undivided profits of Accustem (whether or not they are available for distribution), or any sum standing to the credit of Accustem’s share premium account or capital redemption reserve. The directors may also, subject to the aforementioned ordinary resolution, appropriate any sum which they so decide to capitalise to the persons who would have been entitled to it if it were distributed by way of dividend and in the same proportions.

(l)	Uncertificated shares

Subject to the Act, the directors may permit title to shares of any class to be issued or held otherwise than by a certificate and to be transferred by means of a ‘relevant system’ (i.e., the CREST System) without a certificate.

The directors may take such steps as it sees fit in relation to the evidencing of and transfer of title to uncertificated shares, any records relating to the holding of uncertificated shares and the conversion of uncertificated shares to certificated shares, or vice-versa.

Accustem may, by notice to the holder of an uncertificated share, require that share to be converted into certificated form.

The board of directors may take such other action that it considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of an uncertified share or otherwise to enforce a lien in respect of it.

5.	Demerger and Capital Reduction

It is the Board’s intention that all of the Company’s interest in StemPrintER Sciences will be demerged to the Tiziana Shareholders as part of the Demerger. Following the Demerger, the Company will not hold any shares in Accustem or StemPrintER Sciences.

In order to effect the Demerger, a number of events need to occur which are set out below.

Demerging the Accustem Shares

Once the Capital Reduction is approved by the Court (see Paragraph 6 of this Part II) the Company will transfer the issued share capital of StemPrintER Limited to Accustem and Accustem will allot (and ultimately issue) the Accustem Shares to Tiziana Shareholders.

6.	Capital Reduction – Procedure

In order to effect the Capital Reduction, the Company first requires the approval of its Tiziana Shareholders by the passing of the Capital Reduction Resolution as a special resolution at the General Meeting.

The Capital Reduction must be confirmed by the High Court, to which the Company will make an application if the Capital Reduction Resolution is passed. If the Capital Reduction is confirmed by the High Court, the Company will effect the Demerger in the manner explained above.

The Board has provisionally scheduled the Court hearing, at which, subject to the discretion of the High Court, the Capital Reduction will be confirmed. The actual date of the Court hearings to confirm the Capital Reduction will be advertised in a national newspaper, as directed by the High Court, at least seven days prior to the second of these Court hearing.

The Capital Reduction will take effect when the Order of the High Court confirms it and a statement of capital approved by the High Court have been registered with the Registrar of Companies. The effective date of the Capital Reduction is currently expected to be no later than 29 October 2020. The date is likely to be within a few working days of the hearing at which the Capital Reduction is confirmed by the High Court, which is currently scheduled to be on 27 October 2020.

In order to approve the Capital Reduction, the High Court will need to be satisfied that the interests of the creditors of the Company will not be prejudiced. It is unlikely that any undertaking will be required to be given by the Company regarding the use of the reserve arising on the Capital Reduction given that the Company has been advised that the relatively small amount due to creditors and the value of the assets of the Company reduce the likelihood that such an undertaking would be required.

The Board reserves the right (where necessary by application to the High Court) to abandon, discontinue or adjourn any application to the High Court for confirmation of the Capital Reduction, and hence the Capital Reduction themselves, if the Board believes that the terms required to obtain confirmation are unsatisfactory to the Company or if as the result of a material unforeseen event the Board considers that to continue with the Capital Reduction is inappropriate or inadvisable.

7.	The terms of the Demerger Agreement

The Demerger Agreement was entered into on or about the date of this Circular between Tiziana and Accustem to effect the Demerger and to govern the post-Demerger obligations of the parties in respect of, among other things, data sharing and their respective indemnity obligations. Certain aspects of the Demerger Agreement are conditional upon the approval of the Demerger Resolution by Tiziana Shareholders at the General Meeting and the sanction of the Court.

The Demerger Agreement contains mutual cross indemnities under which Accustem indemnifies the post-demerger Tiziana Group against losses, costs, damages and expenses of any kind suffered or arising directly or indirectly from or in consequence of the business carried on by the StemPrintER Sciences Limited prior to the Demerger. The Demerger Agreement sets out how guarantees, indemnities or other assets or liabilities will be dealt with if they are omitted from the immediate asset transfer arrangements. Both Tiziana and Accustem will be permitted access to each other’s records for a period of 6 years following the Demerger and both groups have agreed to keep certain information relating to the other group confidential, subject to certain customary exemptions.

part III

SOME QUESTIONS AND ANSWERS ON THE DEMERGER

The following summary of questions and answers has been prepared to help you understand what is involved in the Demerger. You should read the whole of this document and not rely solely on the summary questions and answers set out below. For financial or taxation advice, you will need to consult an independent adviser.

1.	What is being proposed?

The separation of the StemPrintER Business from the rest of the Tiziana Group, resulting in the creation of two independent companies, each of which will, ultimately, be admitted to the Official List and to trading on the London Stock Exchange:

●	Tiziana Life Sciences plc, which will own the Tiziana Group, comprising the existing life sciences research and development business of the Tiziana Group; and

●	Accustem Sciences plc, which will own the StemPrintER and SPARE assets.

This separation is referred to in this document as the Demerger. Following the Demerger, Tiziana Shareholders will own shares in both listed companies.

Once the Demerger becomes effective, Tiziana Shareholders will hold one ordinary share in Tiziana and one ordinary share in Accustem for every one Tiziana Share that they hold at the Demerger Record Time which is expected to be 7.00 a.m. on 30 October 2020.

2.	Why am I being sent this document?

The Demerger requires the approval of Tiziana Shareholders at a general meeting of Tiziana Life Sciences plc. This document contains information to assist you in your voting decision.

The Tiziana General Meeting is to be held at 11.00 a.m. on 2 October 2020 and the notice of the Tiziana General Meeting is set out at the end of this document.

3.	Why is Tiziana proposing the separation of Tiziana and Accustem?

An explanation of the background to and reasons for the Demerger is set out in section 2 of Part I of this document. In summary, the Tiziana Board believes that the benefits of the separation will include:

●	enabling the different businesses of the Tiziana Group and the Accustem Group to focus on the plans required in each to maximise value for shareholders and other stakeholders;

●	enhancing the visibility and transparency of both the Tiziana and the StemPrintER businesses;

●	providing choice and liquidity for all investors to choose to invest, or not, in the bioscience and diagnostics businesses; and

●	providing certainty and clear accountability, together with targeted incentive arrangements, for management and employees.

4.	Will this mean a change in how the two businesses are run?

Following the completion of the Demerger, Tiziana and Accustem will each have their own board of directors as detailed in Part I: "Letter from the Chairman" of this document.

Following the Demerger, the management teams of both businesses will become accountable to their own respective board of directors rather than to the Tiziana Board. The Accustem Group and Tiziana Group can then pursue their strategies independently.

5.	What will this mean for the share price of Tiziana Life Sciences plc?

Following the implementation of the Demerger, Tiziana Shareholders will hold one Accustem Ordinary Share in addition to their existing Tiziana Ordinary Share. As a result, the economic value of the Tiziana Shareholders’ holding in the Company will then be split between the two listed companies of Accustem and Tiziana.

The price of the Tiziana Shares and the Accustem Shares will be set by the market and, together, may not necessarily equal the market price of the Tiziana Shares prior to the Demerger being implemented and may be higher or lower. However, the book value of the assets being demerged as Accustem, being approximately £3.07m, is only a fraction of the current market capitalisation of Tiziana.

6.	Can I elect to receive cash instead of shares in Accustem?

This is not an option under the Demerger. However, all Tiziana Shareholders will be entitled to sell their Tiziana Shares or, following their receipt, Accustem Shares, in the usual course. It should be noted however, that if you transfer or sell your Tiziana Shares prior to the Demerger Record Time, you will not receive any Accustem Shares.

7.	How will the Demerger be implemented?

The Demerger will be implemented by Tiziana declaring a special dividend. This special dividend will be satisfied by a transfer by Tiziana to Accustem of the shares in its wholly owned subsidiary, StemPrintER Limited, the current holding company of the StemPrintER assets. In return for this transfer, Accustem will then allot and issue Accustem Shares to Tiziana Shareholders who are registered on the Tiziana Share Register at the Demerger Record Time on the basis of one Accustem Ordinary Share for each Tiziana Ordinary Share then held.

Tiziana Shareholders who sell or otherwise transfer their Tiziana Shares prior to the Demerger Record Time will not receive any Accustem Shares.

The Accustem Shares are expected to be admitted to the Official List and to trading on the London Stock Exchange in Q4 2020.

More detail on the implementation of the Demerger is contained in the section entitled "Background to and legal process for the Demerger" in Part II of this document.

8.	Will I receive a prospectus relating to the shares that I am being issued in Accustem?

A prospectus in relation to the Accustem Shares will be posted to Tiziana’s website and will also be available via Accustem’s website www.accustem.com and via Tiziana’s website www.tizianalifesciences.com.

Once approved and published, the prospectus will also be capable of being viewed online on the National Storage Mechanism’s website or at the following places during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until Accustem Admission:

●	the registered office of Tiziana at 3rd Floor, 11-12 St James’s Square, London SW1Y 4LB; and

●	the offices of Orrick, Herrington & Sutcliffe (UK) LLP, 107 Cheapside, London EC2V 6DN.

9.	Will there be any ongoing relationship between Tiziana and Accustem?

Following completion of the Demerger, Tiziana and Accustem will each operate as independent and separately listed companies.

The Tiziana Group will also continue to provide certain limited management and administrative services to Accustem as it does currently, for a twelve-month period following the completion of the Demerger.

Tiziana and Accustem have also entered into a Demerger Agreement which sets out certain arrangements that govern certain aspects of the relationship between Tiziana and Accustem and their respective subsidiaries pre- and post-Demerger. Please see section 3 of Part I: "Background to and legal process to give effect to the Demerger" of this document for further details of the Demerger Agreement.

10.	Why is there a general meeting and do I need to attend?

The Tiziana General Meeting has been convened by Tiziana to approve the Demerger and the Capital Reduction. The Tiziana General Meeting will be held on 2 October 2020.

All Shareholders are entitled and encouraged to join the virtual Tiziana General Meeting. If you are not able to come, you are still entitled to vote at the Tiziana General Meeting by appointing a proxy.

11.	Do I need to vote?

It is important that as many Tiziana Shareholders as possible cast their votes. If you do not wish, or are unable, to attend the Tiziana General Meeting you may appoint someone (known as a proxy) to act and vote on your behalf. Your proxy must attend the meeting. Alternatively, you can choose to appoint the Chairman of the Tiziana General Meeting as your proxy.

At the Tiziana General Meeting separate resolutions will be voted on: one to implement the Demerger and the other to approve the Capital Reduction.

You may appoint your proxy by either completing the Form of Proxy and returning it, or alternatively submitting your vote via the internet, in accordance with the instructions printed on the Form of Proxy and set out in the Notice of Meeting at the end of this document.

If you hold Tiziana Shares in uncertificated form, you may also appoint a proxy by completing and transmitting a CREST proxy instruction in accordance with the procedures set out in the CREST Manual, ensuring that it is received by Link Group (under CREST Participant ID RA10) by no later than 48 hours before the time appointed for the Tiziana General Meeting.

Should you later change your mind and decide to attend the Tiziana General Meeting in person, then returning the Form of Proxy will not preclude you from doing so.

12.	When will the Demerger come into effect?

With the necessary approvals, it is expected the Demerger will be completed no later than on 30 October 2020. The Accustem Shares are expected to be admitted to the Official List and to trading on the main market of the London Stock Exchange, and therefore capable of being traded, later in Q4 2020. Accustem Shares will be allotted to you upon completion of the Demerger but no share certificates will be issued nor CREST accounts credited until Accustem Admission, or, if earlier, two months after completion of the Demerger.

13.	Do I have to pay anything under the Demerger Proposals?

No payment is required.

14.	Will I have to pay any tax as a result of the Demerger Proposals?

General information about the UK and US tax treatment of Tiziana Shareholders arising under the Demerger is set out in Part V of this document. If you are in any doubt about your tax position, or if you are subject to tax in any jurisdiction other than the UK and the US, you should consult a professional adviser.

15.	What will happen to my Tiziana Shares?

Provided you have not disposed of your Tiziana Shares prior to the Demerger Record Time, you will continue to own the same number of ordinary shares in Tiziana, but in addition will receive the same number of Accustem Shares.

16.	When will I receive my new share certificates?

No share certificates for Accustem Shares will be issued nor CREST accounts credited until Accustem Admission, or, if earlier, two months after completion of the Demerger.

17.	What will happen if the Demerger is not approved by Tiziana Shareholders?

In the event that the Demerger is not approved by Tiziana Shareholders, the Accustem Group and the Tiziana Group will continue to trade under the umbrella of Tiziana Life Sciences plc and you will continue to hold shares in the Company.

18.	What will be the dividend policy of each of Accustem and Tiziana following the Demerger?

The dividend policy of Accustem and Tiziana is explained in more detail in section 8 of Part I of this document, but it is not anticipated that either entity will pay cash dividends in the short to medium term.

19.	What if I hold ADSs in Tiziana?

Current holders of Tiziana ADSs will receive ADSs in Accustem but not until Accustem Admission, or, if earlier, two months after completion of the Demerger.

20.	What is the estimated cost of implementing the Demerger?

All costs (exclusive of any amounts in respect of VAT) payable in connection with the Demerger (including the listing of Accustem) are estimated to amount to approximately £300,000.

21.	What if I have further queries?

If you have any queries please contact the Company’s registrars, Link Group, on 0371 664 0300 if calling from the United Kingdom, or +44 (0) 371 664 0300 if calling from outside of the United Kingdom, or email Link Group at enquiries@linkgroup.co.uk. Calls will be charged at local rate. Calls outside the United Kingdom will be charged at the applicable international rate. The lines are open between 9.00 a.m. – 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. Link Group cannot provide advice on the merits of the proposals nor give any financial, legal or tax advice.

part IV

RISK FACTORS

The Directors draw to the attention of Shareholders the following factors which should be taken into account in assessing whether or not to vote in favour of the Resolutions.

This section addresses the existing and future material risks that relate to the Demerger and Accustem (in the context of the Demerger). The risks below are not the only ones that Accustem will face. Some risks are not yet known and some that are not currently deemed material could later turn out to be material. Shareholders and prospective investors should read this section in conjunction with this entire document.

The Accustem Group will assess and monitor the inherent risks in the life sciences industry, as well as other micro and macroeconomic factors that may present risk to the Accustem Group’s progression.

The Accustem Group also considers Accustem Group-specific risks such as research progress, personnel and operational facilities and collaborations. There are significant risks associated with any life science business.

The Board believes that the following risks are the most significant, however, the risks listed do not necessarily comprise all those associated with an investment in the Accustem Group. In particular, the Accustem Group’s performance may be affected by changes in market or economic conditions and in legal, regulatory and/or tax requirements. The risks listed are not set out in any particular order of priority and this is not an exhaustive list of risks. If any of the following risks were to materialise, the Accustem Group’s business, financial condition, results or future operations could be materially and adversely affected. In such cases, the Accustem Group’s share price may decline and an investor may lose part or all of their investment.

The main risks have been identified as follows:

Risks Related to the Development of Products

Accustem may encounter substantial delays in trials of its products and may be unable to obtain required regulatory approvals, and therefore will be unable to commercialise the products on a timely basis or at all.

Accustem may fail to demonstrate the utility and accuracy of our product candidates, or their superiority to current market leaders or incumbents, to the satisfaction of applicable regulatory authorities or hospitals and clinics, which would prevent or delay regulatory approval and commercialisation.

Accustem will depend on enrolment of patients in its trials for the products and/or access to tissue samples and records and may find it difficult to (a) enrol patients in our clinical trials, and/or (b) obtain access to tissue samples and underlying medical records which could delay or prevent Accustem from proceeding with trials of our product or demonstrating the accuracy of capability of our prognostic tests and these factors could materially adversely affect Accustem’s R&D efforts and business, financial condition and results of operations.

Any contamination in testing processes, shortages of raw materials or failure of any of Accustem’s key suppliers to deliver necessary components could result in delays in the development or marketing schedules.

Risks Related to Financial Position and Need for Capital

Accustem has incurred net losses in every year since inception. It is anticipated that Accustem will continue to incur losses for the near future and may never achieve or maintain profitability.

Accustem is likely to need substantial additional funding to complete the development of its products, which may not be available on acceptable terms, if at all. Failure to obtain this necessary capital when needed may force Accustem to delay, limit or terminate certain of its proposed product and testing lines, development, research operations or future commercialisation efforts, if any.

Accustem’s limited history and lack of history of commercialising medical testing devices may make it difficult to evaluate the success of the business to date and to assess the prospects for Accustem’s future viability.

Risks Related to Our Reliance on Third Parties

Accustem will rely, and is expected to continue to rely, on third parties to conduct its research and evaluation studies. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, Accustem may not be able to obtain regulatory approval for or commercialise its devices or products.

Accustem’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them or that Accustem’s trade secrets will be misappropriated or disclosed.

To the extent Accustem relies on a third-party manufacturing facility for commercial supply of equipment and materials, that third party will be subject to significant regulatory oversight with respect to manufacturing Accustem’s products.

Risks Related to Commercialisation of Products

Accustem currently has no marketing and sales force. If Accustem is unable to establish effective sales, marketing and distribution capabilities or enter into agreements with third parties to market, sell and distribute Accustem’s products that may be approved, Accustem may not be successful in commercialising its products if and when approved, and Accustem may be unable to generate any product revenue.

The market opportunities for Accustem’s products may be smaller than Accustem currently anticipates and market leaders in the field may at any time deploy new versions of their own products which show greater accuracy and effectiveness than the products of Accustem.

The future commercial success of Accustem’s products will depend upon the degree of each products’ market acceptance by physicians, patients, third-party payors and others in the medical community.

The insurance coverage and reimbursement status of newly approved products and testing techniques and protocols are uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates, if approved, could limit our ability to market those products.

Risks Related to Intellectual Property

Accustem’s rights to develop and commercialise its products are subject to the terms and conditions of licenses granted to Accustem by others. If Accustem fails to comply with its obligations under existing and any future intellectual property licenses with third parties, Accustem could lose license rights that are important to the business.

If Accustem is unable to obtain and maintain patent protection for its current products, any future product candidates it may develop and its technology, or if the scope of the patent protection obtained is not sufficiently broad, Accustem’s competitors could develop and commercialise products and technology similar or superior to those of Accustem.

Accustem’s intellectual property licenses with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of Accustem’s rights to the relevant intellectual property or technology or increase Accustem’s financial or other obligations to its licensors.

If Accustem fails to comply with its obligations in the agreements under which Accustem licenses intellectual property rights from third parties or otherwise experience disruptions to Accustem’s business relationships with its licensors, Accustem could lose license rights that are important to the business.

Accustem may not be successful in obtaining or maintaining necessary rights to its products through acquisitions and in-licenses.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and Accustem’s patent protection could be reduced or eliminated as a result of non-compliance with these requirements.

Accustem may not be able to protect its intellectual property rights throughout the world.

Accustem may not be able to protect its trade secrets in court.

Third parties may initiate legal proceedings alleging that Accustem is infringing their intellectual property rights.

Intellectual property litigation could cause Accustom to spend substantial resources and distract Accustem’s personnel from their normal responsibilities.

Accustem may be subject to claims asserting that its employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what Accustem regards as its own intellectual property.

If Accustem’s trademarks and trade names are not adequately protected, then Accustem may not be able to build name recognition in its markets of interest.

Intellectual property rights and regulatory exclusivity rights do not necessarily address all potential threats.

Risks Related to Government Regulation

Even if Accustem completes the necessary trials and data analysis, it cannot predict when, or if, Accustem will obtain regulatory approval to commercialise its products and the approval may be for a narrower indication than we seek.

Delays in obtaining regulatory approval of Accustem’s manufacturing process and facility or disruptions in the manufacturing process may delay or disrupt product development and commercialisation efforts.

Even if Accustem obtains and maintains approval for its products in a major diagnostics or prognosis testing market such as the United States, it may never obtain approval for its products in other major markets or may never see widespread adoption of its products by the medical profession in any market.

Healthcare legislative reform measures may have a negative impact on Accustem’s business and results of operations.

Accustem will be subject to governmental regulation and other legal obligations related to privacy, data protection and data security. Accustem’s actual or perceived failure to comply with such obligations could harm the business.

Accustem is subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing its operations.

Accustem’s future relationships with customers, physicians and third-party payors will be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws and other healthcare laws and regulations. If Accustem is found in violation of these laws and regulations, Accustem may be required to pay a penalty or be suspended from participation in federal or state healthcare programs, which may adversely affect the business, financial condition and results of operations.

If Accustem fails to comply with environmental, health and safety laws and regulations, it could become subject to fines or penalties or incur substantial costs.

Risks Related to Business Operations

Accustem may not be successful in its efforts to identify or discover additional products and may fail to capitalize on programs or products that may be a greater commercial opportunity or for which there is a greater likelihood of success.

Accustem’s future success depends on its ability to retain key employees, consultants and advisors and to recruit, retain and motivate qualified personnel.

If Accustem is unable to manage expected growth in the scale and complexity of its operations, Accustem’s performance may suffer.

Accustem’s employees, principal investigators, consultants and future commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could have a material adverse impact on Accustem’s business.

Product liability lawsuits against Accustem could cause it to incur substantial liabilities and could limit commercialisation of any product that Accustem may develop.

Economic uncertainty surrounding COVID-19, may be a source of instability in international markets, create significant currency fluctuations, adversely affect operations in the U.K. and pose additional risks to our business, revenue, financial condition, and results of operations.

Exchange rate fluctuations may materially affect the results of operations and financial condition.

Accustem’s internal computer systems, or those of its collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of Accustem’s product development programs.

part V

TAXATION

Part A: Description of tax effect of Demerger for UK shareholders

The following statements do not constitute tax advice and are intended only as a general guide to current UK law and HMRC published practice (both of which are subject to change at any time, possibly with retrospective effect). They relate only to certain limited aspects of the UK taxation treatment of Shareholders and are intended to apply only, except to the extent stated below, to persons who are resident and, if individuals, ordinarily resident and domiciled in the United Kingdom for UK tax purposes, and who are absolute beneficial owners of Tiziana Shares (otherwise than through an individual savings account or a self-invested personal pension) and who hold them as investments (and not as securities to be realised in the course of a trade). They may not apply to certain Shareholders, such as dealers in securities, insurance companies and collective investment schemes, Shareholders who are exempt from taxation and Shareholders who have (or are deemed to have) acquired their Tiziana Shares by virtue of an office or employment. Such persons may be subject to special rules.

Any person who is in any doubt as to their tax position, or who is subject to taxation in any jurisdiction other than the United Kingdom, should consult their own professional adviser without delay.

1.	Taxation of chargeable gains

The Company has applied to HMRC for clearance under section 138(1) of the Taxation of Chargeable Gains Act 1992 that they are satisfied that the Demerger is being effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of a liability to capital gains tax or corporation tax. Accordingly, Shareholders should not be treated, by virtue of the receipt of Accustem Shares under the Demerger, as making a disposal or part disposal of their Tiziana Shares for the purposes of taxation of chargeable gains. The Accustem Shares, issued to each holder of Tiziana Shares who is registered on the Tiziana Share Register at the Demerger Record Time, should be treated as the same asset and as having been acquired at the same time as the Tiziana Shares. On this basis, Shareholders should not incur a liability to taxation of chargeable gains in respect of the Demerger.

A Shareholder’s aggregate base cost in his Tiziana Shares and Accustem Shares immediately after the Demerger should be the same as his base cost in his Tiziana Shares immediately before the Demerger. A Shareholder’s base cost should be apportioned between his Tiziana Shares and Accustem Shares by reference to their respective market values on the first day on which the market values or prices are quoted or published for such shares.

2.	Taxation of income

The Company has applied for clearance from HMRC under section 1091 of the Corporation Tax Act 2010 that they are satisfied that the Demerger will qualify as an exempt distribution within the meaning of section 1075 of that Act. If such clearance is granted, Shareholders should neither incur any liability to tax on income nor should they be entitled to any tax credit in respect of the Demerger.

3.	Stamp duty and SDRT

Except in relation to the issue of Accustem Shares to persons providing clearance services or issuing depositary receipts (or, in either case, their nominee or agent), as referred to below, no stamp duty or SDRT will generally arise on the issue of Accustem Shares pursuant to the Demerger.

Under applicable legislation, there would be a 1.5 per cent. SDRT charge on the issue of Accustem Shares pursuant to the Demerger to certain other persons, being mainly persons providing clearance services or issuing depositary receipts (or, in either case, their nominee or agent). However, in October 2009 the European Court of Justice held that such a charge on the issue of shares to a clearance service is contrary to Council Directive 69/335/EEC. HMRC have accepted that no such charge can be imposed where the clearance service is located in the EU. HMRC have also confirmed that they will not seek to levy a 1.5 per cent. SDRT charge on an issue of shares to a depositary receipt issuer located within the EU. HMRC do not, however, agree that the reasoning of the European Court of Justice extends to the issue of shares to a clearance service or a depositary receipt issuer located outside the EU, and maintain that a 1.5 per cent. SDRT charge on the issue price of the shares should apply in those circumstances. Any charge which arises would strictly be the liability of the clearance service or depositary receipt operator (or, in either case, their nominee or agent) but in practice will generally be reimbursed by the relevant Shareholder. It is recommended that, should this charge arise and Shareholders be responsible for it, they consult their own professional adviser without delay.

In accordance with the Withdrawal Agreement, the UK has entered an implementation period, during which the UK continues to be subject to EU law, including the Council Directive 69/335/EEC. During this period, directives and legislation relating to the EU should be interpreted as if the EU still included the UK. The UK Government announced in the Autumn 2017 Budget that it will not reintroduce the 1.5% stamp duty and SDRT on the issue of shares (and transfers integral to capital raising) into overseas clearance services and depositary receipt systems following the UK’s exit from the EU.

PART B: Description of tax effect of Demerger for US Shareholders

The following discussion summarises certain United States federal income taxation consequences of the Demerger and the ownership and disposition of Accustem Shares received in the Demerger. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code’’), the administrative pronouncements, judicial decisions and final, temporary and proposed US Treasury regulations thereunder, all as currently in effect. These laws and interpretations thereof are subject to change, possibly on a retrospective basis. They are intended only as a general guide and apply only to Accustem Shareholders receiving Accustem Shares in the Demerger who are subject to US federal income tax, who are the beneficial owners of Tiziana Shares or Accustem Shares and who hold those Tiziana Shares or Accustem Shares as capital assets for US federal income tax purposes. The following comments may not apply to special classes of persons such as dealers and traders, financial institutions, insurance companies, persons who acquired their holding by reason of their employment, persons actually or constructively holding 10% or more of Accustem’s shares, persons holding the Accustem Shares as part of a hedge, straddle, conversion or other integrated financial transaction, persons resident or ordinarily resident in the United Kingdom, persons holding Accustem Shares through a permanent establishment or fixed base outside of the United States and persons whose functional currency for US federal income tax purposes is not the US dollar. US Holders (as defined below) should consult their own tax advisors concerning the US federal, state, local and non-US tax consequences of the Demerger and the ownership and disposal of Accustem Shares.

THE STATEMENTS ABOUT US FEDERAL INCOME TAX CONSIDERATIONS ARE MADE TO SUPPORT MARKETING OF THE DEMERGER AND THE SPIRIT ORDINARY SHARES. NO TAXPAYER CAN RELY ON THEM TO AVOID TAX PENALTIES. EACH PROSPECTIVE PURCHASER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISER ABOUT THE TAX CONSEQUENCES UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF PARTICIPATING IN THE DEMERGER AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SPIRIT ORDINARY SHARES UNDER THE LAWS OF THE UNITED KINGDOM, THE UNITED STATES AND ITS CONSTITUENT JURISDICTIONS AND ANY OTHER JURISDICTION WHERE THE PROSPECTIVE PURCHASER MAY BE SUBJECT TO TAXATION.

As used here, "US Holder" means a beneficial owner of Tiziana Shares or Accustem Shares that for US federal income tax purposes is (i) an individual citizen or resident of the United States, (ii) a corporation or other business entity treated as a corporation created or organized under the laws of the United States or its political subdivisions, (iii) a trust subject to the control of a US person and the primary supervision of a US court or (iv) an estate the income of which is subject to US federal income tax without regard to its source.

The tax consequences to a partner in a partnership (or other entity treated as a partnership for US federal income tax purposes) holding Tiziana Shares or Accustem Shares generally will depend on the status of the partner and the activities of the partnership. Partners of a partnership holding Tiziana Shares or Accustem Shares should consult their own tax advisers about the US federal income tax consequences to them of the partnership participating in the Demerger and acquiring, owning and disposing of Accustem Shares.

Any Shareholder or Accustem Ordinary Shareholder who is in any doubt about their taxation position should consult their own professional advisers without delay.

1. Demerger

Subject to the discussion of the "passive foreign investment company" rules in the following paragraph, the receipt of Accustem Shares by a US Holder in the Demerger should qualify as a tax-free distribution under Section 355(a)(1) of the Code. US Holders are advised that an advance ruling from the US Internal Revenue Service ("IRS") regarding the Demerger has not been sought. Consequently, the principal US federal income tax consequences of the receipt of Accustem Shares for a US Holder should be as follows:

(a)	no gain or loss should be recognised by a US Holder upon the receipt of Accustem Shares;

(b)	a US Holder should apportion its tax basis in the Tiziana Shares between such shares and the Accustem Shares received in proportion to the relative fair market value of the Tiziana Shares and the Accustem Shares on the date on which the Accustem Shares are distributed;

(c)	a US Holder’s holding period for the Accustem Shares should include the period during which the US Holder held the Tiziana Shares; and

(d)	a US Holder should be required to attach a statement to its US federal income tax return for the taxable year in which the Accustem Shares are received setting forth information showing the applicability of Section 355 of the Code to the receipt of Accustem Shares.

Alternatively, if Tiziana were classified as a "passive foreign investment company" or "PFIC" for the current taxable year or any prior taxable year in which a US person held Tiziana Shares with respect to which such US person will receive Accustem Shares in the Demerger, such US person generally would recognize their gain (but not loss) with respect to a proportionate part of the Tiziana Shares as though such shares had been disposed of in a fully taxable transaction at their fair market value on the date of the Demerger. In addition, such gain recognised by such US Holder on a sale or other disposition of a Tiziana Ordinary Share would be allocated rateably over the US Holder’s holding period for the Tiziana Ordinary Share. The amount allocated to the taxable year of the sale or other exchange and to any year before Tiziana became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Tiziana shareholders that are US persons are urged to consult their own tax advisers regarding the possible application of the PFIC rules to the receipt of Accustem Share in the Demerger in their particular circumstances. See "– Passive foreign investment company rules " below.

If the receipt of the Accustem Shares in the Demerger is not considered to be received as a tax free distribution under Section 355(a)(1) of the Code, a US Holder receiving Accustem Shares would, subject to the PFIC rules discussed below, be treated as receiving a dividend in an amount equal to the fair market value of such Accustem Shares. If this characterization prevails, US Holders would have a basis in their Accustem Shares equal to their fair market value at the time received. The amount of any dividend should be treated as foreign-source dividend income for US foreign tax credit limitation purposes and should not be eligible for the dividends-received deduction generally allowed to US corporations Non-corporate US Holders who meet certain holding period and other requirements should be eligible for the reduced rate on qualified dividend income in respect of dividends received before 2013, if Tiziana qualifies for benefits under the income tax treaty between the United Kingdom and the United States. Tiziana currently expects to qualify for benefits under that treaty, provided that its shares are "regularly traded" on the London Stock Exchange within the meaning of the treaty. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate. Holders should treat the Tiziana Shares in the same manner and as having the same attributes (including the same basis and holding period) as they had prior to the Demerger.

2.	Taxation of distributions on Accustem Shares

Subject to the PFIC rules discussed below, distributions paid on Accustem Shares, other than certain pro rata distributions of ordinary shares, should be treated as dividends. Non-corporate US Holders who meet certain holding period and other requirements should be eligible for the reduced rate on qualified dividend income in respect of dividends received before 2013, provided that Accustem qualifies for benefits under the income tax treaty between the United Kingdom and the United States and is not a PFIC in either the current taxable year or 2020. Accustem currently expects to qualify for benefits under that treaty, provided that its shares are "regularly traded"on the London Stock Exchange within the meaning of the treaty. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

The amount of any dividend should be treated as foreign-source dividend income for US foreign tax credit limitation purposes and should not be eligible for the dividends-received deduction generally allowed to US corporations.

Dividends paid in pounds sterling should be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the date of the US Holder’s receipt of the dividend, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise a foreign currency gain or loss in respect of the dividend. A US Holder’s basis in any pounds sterling received should be equal to the US dollar amount included in income. A US Holder may have a foreign currency gain or loss on a later conversion of currency received if it does not convert such currency into US dollars on the date of its receipt.

3.	Sale and other dispositions of Accustem Shares

Subject to the PFIC rules discussed below, a US Holder should recognise a capital gain or loss for US federal income tax purposes on a sale or other disposition of Accustem Shares in an amount equal to the difference between the US dollar value of the amount realised and the US Holder’s tax basis, determined in US dollars. A US Holder’s adjusted tax basis in the Accustem Shares generally will be a pro rata portion of such holder’s adjusted tax basis in the Tiziana Shares held immediately prior to the Demerger, provided that the Demerger qualifies under Section 355(a)(1) and Tiziana was not a PFIC with respect to such holder. Any gain or loss generally will be treated as arising from US sources for foreign tax credit limitation purposes. Such capital gain or loss should be long term if the US Holder has held the Accustem Shares for more than one year. For non-corporate US Holders, long-term capital gains are currently eligible for reduced rates of taxation. A US Holder’s ability to deduct capital losses, if any, against ordinary income is subject to limitations.

A US Holder that receives non-US currency on the disposition of Accustem Shares will realize an amount equal to the US dollar value of the currency received at the spot rate on the date of disposition (or, if the Accustem Shares are traded on an "established securities market", and the US Holder is a cash basis or an electing accrual basis US Holder, the settlement date). The US Holder will recognize gain or loss if the US dollar value of the currency received at the spot rate on the settlement date differs from the amount realized. A US Holder will have a tax basis in the currency received equal to its value at the spot rate on the settlement date. Any gain or loss realized on the settlement date or on a subsequent conversion or other disposition of the currency for a different US dollar amount generally will be US source ordinary income or loss.

4.	Passive foreign investment company rules

Tiziana

In general, a non-US corporation is a "passive foreign investment company" or "PFIC" for any taxable year in which either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income (in each case treating the corporation as earning a proportionate part of the gross income of and holding a proportionate part of the assets of each 25% or more owned subsidiary). Although Tiziana believe that it is not and has not been a PFIC for its current or prior taxable years, this is a factual determination and the US tax rules applicable to company’s engaged in a leasing business are not entirely clear. Accordingly, it is possible that Tiziana may be or have been classified as a PFIC for its current or prior taxable years or that the IRS might take that position and a court might sustain it.

If Tiziana were classified as a PFIC for the current taxable year or any prior taxable year in which a US person held Tiziana Shares with respect to which such US person will receive Accustem Shares in the Demerger, such US person generally would recognize their gain (but not loss) with respect to a proportionate part of the Tiziana Shares as though such shares had been disposed of in a fully taxable transaction at their fair market value on the date of the Demerger. In addition, such gain would not qualify for long-term capital gain rates, but instead would be deemed to have been earned rateably over the period such US person owned the Tiziana Shares (or the first year that Tiziana was a PFIC while such US Person owned Tiziana Shares, if shorter), would be taxed at the top ordinary income tax rates applicable to each such year, and would be subject to an interest charge for the deemed deferral in payment of the tax.

Accustem

Accustem believes that it will not be considered a "passive foreign investment company"("PFIC") for US federal income tax purposes for its current taxable year or in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Accustem will not be considered a PFIC for any taxable year. If Accustem were treated as a PFIC for any taxable year during which a US Holder held a Accustem Ordinary Share, certain adverse tax consequences could apply to the US Holder.

If Accustem were treated as a PFIC for any taxable year in which a US Holder owns or is treated as having owned Accustem Shares, gains recognised by such US Holder on a sale or other disposition of a Accustem Ordinary Share would be allocated rateably over the US Holder’s holding period for the Accustem Ordinary Share. The amount allocated to the taxable year of the sale or other exchange and to any year before Accustem became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of a Accustem Ordinary Share in excess of 125% of the average of the annual distributions on Accustem Shares received by the US Holder during the preceding three years or the US Holder’s holding period, whichever is shorter, would be subject to taxation as described above.

The tax consequences that would apply if Accustem were a PFIC would be different from those described above if a "mark-to-market" election is available and a US Holder validly makes such an election as of the beginning of such US Holder’s holding period for the Accustem Shares. If such election is made, (i) such US Holder generally would be required to take into account, as ordinary income, the excess of the fair market value of its Accustem Shares held at the end of the taxable year over the adjusted tax basis of such Accustem Shares and (ii) deduct as a loss the excess of the adjusted tax basis of such Accustem Shares over the fair market value of such Accustem Shares held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The US Holder’s basis in its Accustem Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. Any gain from a sale, exchange or other disposition of the Accustem Shares in any taxable year in which Accustem is a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If a US Holder makes a mark-to-market election and the corporation ceases to be classified as a PFIC, the US Holder will not be required to take into account the gain or loss in the manner described above during any period that such corporation is not classified as a PFIC. A mark-to-market election is available to a US Holder only if the Accustem Shares are considered "marketable stock". The Accustem Shares will be marketable stock for any year in which the Accustem Shares are traded other than in de minimis quantities on the London Stock Exchange. A US Holder would not avoid the tax consequences described above by electing to treat Accustem as a qualifying electing fund (a "QEF") because Accustem does not intend to provide the information that a US Holder would need in order to make a QEF election. Accustem shareholders that are US persons are urged to consult their own tax advisers regarding the possible application of the PFIC rules to the receipt of Accustem Share in the Demerger in their particular circumstances, including regarding the possibility of making a mark-to-market election as described above.

In addition, if Accustem were treated as a PFIC in a taxable year in which it pays a dividend or in the prior taxable year, the reduced rate on qualified dividend income, discussed above with respect to dividends paid to certain non-corporate US Holders, would not apply.

5.	Information reporting and backup withholding

Payment of dividends on, and sales proceeds from the sale of, Accustem Shares that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless the US Holder is a corporation or other exempt recipient or, in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service. If Accustem is a PFIC with respect to any US Holder, that US holder must comply with certain additional information reporting requirements.

Recently enacted legislation requires certain non-corporate US Holders to report information with respect to their investment in financial instruments not held through an account with a financial institution to the Internal Revenue Service. Investors who fail to report required information could become subject to substantial penalties. Potential investors are encouraged to consult with their own tax advisers about reporting obligations arising from their investment in the Accustem Shares.

part VI

NOTICE OF GENERAL MEETING

TIZIANA LIFE SCIENCES PLC

(Incorporated and registered in England and Wales with registered number 03508592)

NOTICE IS HEREBY GIVEN that a General Meeting of Tiziana Life Sciences plc (the "Company") will be held at 11:00 a.m. on 2 October 2020 for the purpose of considering and, if thought fit, passing the following resolutions of which Resolution 1 will be proposed as an Ordinary Resolution and Resolution 2 as a Special Resolution:

ORDINARY RESOLUTION

1.	THAT, conditional upon the passing of Resolution 2:

(a)	upon the recommendation and conditional on the approval of the directors of the Company and immediately prior to the ordinary shares ("Accustem Ordinary Shares") of Tiziana Life Sciences plc ("Accustem") (which are issued and to be issued to holders of ordinary shares of the Company, excluding shares held in treasury, ("Tiziana Ordinary Shares") in connection with the Demerger (as defined below)), a dividend in specie on the Tiziana Ordinary Shares equal to the aggregate book value of the Company’s interest in its subsidiary, StemPrintER Limited, as at the Demerger Record Time be and is hereby declared payable to holders of Ordinary Shares on the register of members of the Company at 7.00 a.m. (London time) on 30 October 2020 (or such other time or date as the directors of the Company may determine) (the "Demerger Record Time"), such dividend to be satisfied by the transfer by the Company to Accustem of the entire issued share capital of StemPrintER Limited in consideration for which Accustem has agreed to allot and issue the Accustem Ordinary Shares, credited as fully paid, to such shareholders in the proportion of one Accustem Ordinary Share for each Tiziana Ordinary Share then held by such shareholders (save that, in respect of the two initial subscribers in Accustem (each of whom is, and will at the Demerger Record Time continue to be, a shareholder in the Company), the number of Accustem Ordinary Shares to be allotted and issued to each of them will be reduced by the number of Accustem Ordinary Shares already held by them at the Demerger Record Time) so that immediately prior to Admission all holders of Tiziana Ordinary Shares (including the initial subscriber in Accustem) will hold one Accustem Ordinary Share for each Tiziana Ordinary Share held at the Demerger Record Time; and

(b)	the directors of the Company be and are hereby authorised to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the Demerger (as defined in the circular to shareholders published by the Company and dated 16 September 2020 (the "Tiziana Shareholder Circular") with such amendments, modifications, variations or revisions thereto as are not of a material nature.

SPECIAL RESOLUTION

2.	THAT the sum of £4,000,000 standing to the credit of the Company’s share premium account be cancelled.

By Order of the Board

Gabriele Cerrone

Executive Chairman

SHAREHOLDER NOTES

Voting

(a)	When is my voting entitlement fixed?

To attend, speak and vote at the meeting you must be a registered holder of shares at 11:00 a.m. on 30 September 2020. Your voting entitlement will depend on the number of shares you hold at that time.

(b)	I can’t attend the remote meeting but want to vote – what can I do?

If you are a registered holder and cannot attend, you can appoint the chairman or any other person to attend, speak and vote on your behalf. This person is called your proxy. Your proxy does not have to be a Shareholder.

You can instruct your proxy how to vote. Where no specific instruction is given, your proxy may vote at his or her discretion or refrain from voting, as he or she sees fit.

You can appoint more than one proxy in relation to different shares within your holding.

You can appoint a proxy and submit voting instructions:

●	Via CREST (see note opposite).

●	By casting your proxy online at www.signalshares.com.

●	By completing and returning the paper proxy card if one has been sent to you. Please read the instructions carefully to ensure you have completed and signed the card correctly. Any alterations must be initialled.

Proxies not properly notified to the Registrar may be denied access to the meeting.

If you own shares jointly, any one Shareholder may sign the proxy card. If more than one joint holder submits a card, the instruction given by the first listed on the Shareholder register will prevail.

In the light of the Coronavirus pandemic, shareholders are encouraged to vote by proxy. The General Meeting will commence at 11:00 a.m. on 2 October 2020. In order to safeguard the health of shareholders, the General Meeting will be an exclusively electronic meeting and will be conducted in accordance with the provisions for electronic meetings set out in the Company’s articles of association.

(c)	By when do I have to submit my vote?

Proxy appointments and voting instructions, including any amendments, must be received by the Registrar by 11:00 a.m. on 30 September 2020.

If you miss this deadline and wish to submit a new vote or amend an existing vote, you can only do so by attending the meeting in person and voting.

(d)	I already voted but have changed my mind – can I change my vote?

You can submit a new instruction online at any time before the time and date above. If you wish to amend a paper instruction you must do so in writing and sign your new instruction.

The voting instruction received last will be the one that is followed. If a postal instruction and an online instruction are received on the same day, the online instruction will be followed.

(e)	I hold shares on behalf of several others – can I vote part of the holding separately?

You can appoint more than one proxy using the paper proxy form or online at www.signalshares.com provided it is in relation to different shares.

Corporate Shareholders may either appoint one or more proxies, or alternatively appoint one or more corporate representatives in relation to different shares, using the paper proxy form or online at www.signalshares.com or via CREST.

Multiple proxies and corporate representatives may all attend and speak at the meeting and may vote the shares that their respective appointments represent in different ways.

(f)	I am a CREST member – can I use the CREST system to vote?

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment by using the procedures described in the CREST manual (www.euroclear.com/crest). CREST personal members or other CREST-sponsored members and those CREST members who have appointed a voting service provider should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST proxy instruction) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST manual. All messages relating to the appointment of a proxy or an instruction to a previously appointed proxy must be transmitted so as to be received by the Registrar (ID RA10) by 11:00 a.m. on 30 September 2020. It is the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers, are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST proxy instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(g)	I have a power of attorney from a Shareholder – how can I vote?

You can vote using the paper proxy card only. You must ensure that the power of attorney and the proxy card have been deposited with the Registrar by 11:00 a.m. on 30 September 2020.

The meeting

(a)	Where and when will the meeting be held?

The meeting will be held exclusively as an electronic meeting on 2 October 2020.

The meeting will start at 11:00 a.m. so please allow plenty of time to log into the meeting. The meeting will be available for login at 10.30 a.m.

The meeting will be held as a remote meeting only, in accordance with the Companies Act 2006 and the Company’s articles of association in order to safeguard the health and safety of shareholders in light of the Coronavirus pandemic.

(b)	I want to participate in the meeting but cannot attend – what can I do?

You can vote your shares by appointing a proxy. Any voting instructions you have validly given in advance will be counted at the meeting.

(c)	What documents do I need?

To log into the remote meeting, you need to type or paste the following web address into your web browser:

https://mmitc.webex.com/mmitc/onstage/g.php?MTID=e894dcf3ca38abf090ec85df618926703

You will be asked to enter a password to gain access to the meeting. This can be found on the bottom section of your proxy form.

(d)	I hold shares through a broker or nominee, how can I attend?

You will need to ask your broker or nominee to appoint you as either a proxy or as a corporate representative. If they appoint you as a proxy, the appointment must be notified to the Registrar by the appropriate deadline. If they appoint you as a corporate representative, they will need to write a letter to us setting out the details of the appointment and of your shareholding, and you will need to provide this letter to the Registrars in advance of the Meeting. If you do not have such a letter, or the Registrar has not been notified of your appointment as a proxy, you will be denied entry to the meeting.

Please note that proxies and corporate representatives may not invite guests to the meeting.

(e)	May I bring a guest?

The Meeting is a private meeting of Shareholders and their representatives. Guests are not entitled to attend the meeting as of right, but they may be permitted entry at the absolute discretion of the Company at all times. You must contact us in advance if you would like to bring a guest: info@tizianalifesciences.com

Proxies, corporate representatives and employee share plan participants may not bring guests to the meeting.

(f)	May I ask a question at the meeting?

The chairman will announce when you will have an opportunity to ask questions. If you wish to ask a question, please use the electronic "raise your hand" facility or type your question into the Q&A box in the meeting. You will be kept on mute by the meeting host unless and until you are invited to speak.

Please endeavour to keep your questions short.

(g)	How can I vote at the meeting?

As shareholders exit the remote meeting, they will have the option to submit an electronic poll card to record their vote. If you (a) have already submitted a proxy instruction and do not wish to change your vote, or (b) do not wish to vote, you can click on the button to skip this step.

The voting facility will close 30 minutes after the meeting ends.

(h)	How are the votes counted?

Voting on all Resolutions is by a poll. In a Company such as ours, we think poll voting is the fairest approach. There will be no voting on the Resolutions by a show of hands.

We have included a ‘vote withheld’ option on our proxy and poll cards. A vote withheld is not a vote in law and will not be counted in calculation of the proportion of votes ‘for’ or ‘against’ a Resolution.

(i)	How can I find out the result of the vote?

It is expected that the total of the votes cast by Shareholders ‘for’ or ‘against’ or ‘withheld’ on each Resolution will be published on www.tizianalifesciences.com by 4pm on 2 October 2020.

A copy of this notice and other information required by section 311A of the 2006 Act can be found at www.tizianalifesciences.com

All voting at the General Meeting will be held on a poll.

INFORMATION RIGHTS

Under the 2006 Act, there are a number of rights that may now be available to indirect investors of Tiziana Life Sciences plc, including the right to be nominated by the registered holder to receive general Shareholder communications direct from the Company.

The rights of indirect investors who have been nominated to receive communications from the Company in accordance with Section 146 of the Act (“nominated persons”) do not include the right to appoint a proxy. However, nominated persons may have a right under an agreement with the registered Shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

If you have been so nominated to receive general Shareholder communications direct from Tiziana Life Sciences plc, it is important to remember that your main contact in terms of your investment remains with the registered Shareholder or custodian or broker, or whoever administers the investment on your behalf. You should also deal with them in relation to any rights that you may have under agreements with them to be appointed as a proxy and to attend, participate in, and vote at the meeting, as described above.

Any changes or queries relating to your personal details and holding (including any administration thereof) must continue to be directed to your existing contact at your investment manager or custodian. The Company cannot guarantee dealing with matters that are directed to us in error. The only exception to this is where Tiziana Life Sciences plc is exercising one of its powers under the 2006 Act and writes to you directly for a response.

The Company cannot require the members requesting the publication to pay its expenses in connection with the publication. The Company must forward a copy of the statement to the auditors when it publishes the statement on the website. The business which may be dealt with at the meeting includes any such statement that the Company has been required to publish on its website.

SHAREHOLDER REQUISITION RIGHTS

Members satisfying the thresholds in sections 338 and 338A of the 2006 Act can require the Company:

(a)	to give, to members of the Company entitled to receive notice of the General Meeting, notice of a resolution which may properly be moved, and which those members intend to move, at the meeting; and

(b)	to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may properly be included in the business at the meeting, provided in each case that the requirements of those sections are met and provided that the request is received by the Company not later than six clear weeks before the meeting or if later the time at which notice is given of the meeting.

TOTAL VOTING RIGHTS

As at 15 September 2020 (the latest practicable date before the publication of this notice), the issued share capital of Tiziana Life Sciences plc comprised 191,159,823 Ordinary Shares (excluding treasury shares), nominal value 3p per share, each with one vote.

The total number of voting rights in Tiziana Life Sciences plc is 191,159,823.

Updates to this number are released via the Regulatory News Service on the last day of each month and can be viewed online at www.tizianalifesciences.com/news.